Mail Stop 3561

November 19, 2009

Min-Tan Yang
Chief Executive Officer
Kid Castle Educational Corporation
8th Floor
No. 98 Min Chuan Road
Hsien Tien, Taipei, Taiwan ROC
Taipei, Taiwan

Re: **Kid Castle Educational Corporation**
Amendment No. 2 to Schedule 13E-3
Filed November 2, 2009
File No. 005-82412

Amendment No. 2 to Preliminary Information
      Statement on Schedule 14C
Filed November 2, 2009

Form 10-Q for the Fiscal Quarter Ended
      September 30, 2009
Filed November 13, 2009
File No. 333-39629

Dear Mr. Yang:

     We have reviewed your letter dated November 2, 2009 in response to our comment letter dated October 8, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   As appropriate, please revise your preliminary information statement and
        Schedule 13E-3 to reflect your September 30, 2009 interim financial information.

Preliminary Information Statement on Schedule 14C

Special Factors, page 12

Effects of the Transaction, page 14

Book Value Per Share, page 16

2.   In two places in this bullet you have stated that the book value per share is .9
        when it appears that this should be $0.09. Please revise.

Independent Committee Deliberations and Fairness, page 20

3.   We reviewed your response to comment eight in our letter dated October 8, 2009
        and reissue this comment. We were unable to locate revised disclosure
        addressing clause (vi) of Instruction 2 to Item 1014 of Regulation M-A or the last
        sentence of our prior comment regarding procedural fairness. Please revise.

Mr. Yang's Deliberations, page 24

Potential Conflicts of Interests of our Officers and Directors, page 30

4.   We reviewed your response to comment 11 in our letter dated October 8, 2009
        and your revised disclosure under this heading. In the table at the bottom of page
        30, you state that Mr. Yang owned 9,675,538 shares prior to the capital injection
        and 14,675,538 shares after the capital injection; however, the table on page 31
        reflects ownership before and after the capital injection of 11,255,538 shares and
        16,255,538 shares, respectively. Please explain these discrepancies to us or
        revise, as applicable.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibits 31.1 and 31.2

5.   We note that the wording of your certifications pursuant to Section 302 of the
        Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in
        Item 601(b)(31) of Regulation S-K. In this regard, your certifications do not track
        the text of Item 601(b)(31) of Regulation S-K in number 4. Consistent with

comment 47 in our letter dated July 17, 2009, please file an amended Form 10-Q that contains the language set forth in the certifications shown in Item 601(b)(31) of Regulation S-K. In doing so, please re-file the entire Form 10-Q together with new certifications.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Carter Mackley
        K&L Gates LLP
        Via Facsimile